Exhibit 99.1

Zhihu Inc. to Hold Extraordinary General Meeting on October 20, 2026

BEIJING, China, September 24, 2026 (GLOBE NEWSWIRE) — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced that it will hold an extraordinary general meeting of its shareholders (the “EGM”) at 10:00 a.m. Beijing time on October 20, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, China.

At the EGM, shareholders will consider and vote on an ordinary resolution to approve, confim and ratify the Company’s previously announced subscription, through a wholly owned subsidiary, for a limited partnership interest in Tianjin Lisi Xingshen Equity Investment Partnership (Limited Partnership), with a capital commitment of RMB1.5 billion, and the related transactions. The Company’s board of directors recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the proposed resolution.

Holders of record of the Company’s ordinary shares at the close of business on September 21, 2026, Hong Kong time, are entitled to receive notice of, attend and vote at the EGM or any adjournment or postponement thereof. Holders of record of ADSs at the close of business on September 21, 2026, New York time, may instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, on how to vote the underlying Class A ordinary shares, in accordance with the instructions and deadline in the ADS voting instruction card.

The circular, notice of the EGM and form of proxy are available on the Company’s investor relations website at https://ir.zhihu.com.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.
Email: ir@zhihu.com

Christensen Advisory
Roger Hu
Tel: +86-10-5900-1548
Email: zhihu@christensencomms.com